Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-163511

January 4, 2011

Media Contact:

Tucker Hewes, Hewes Communications, Inc. (212) 207-9451, tucker@hewescomm.com

ProShares Launches First Volatility ETFs

Bethesda, MD, January 4, 2010—ProShares, a premier provider of alternative exchange traded funds (ETFs), today announced the launch of the first volatility ETFs. The ProShares VIX Short-Term Futures (VIXY) and VIX Mid-Term Futures (VIXM) ETFs provide exposure to equity market volatility by seeking to match the performance of their respective VIX futures indexes, before fees and expenses. Both ETFs will list today on NYSE Arca.

“Until now, to access volatility exposure, many investors have had to rely on exchange traded notes (ETNs), which are unsecured, single-issuer debt instruments,” said Michael L. Sapir, Chairman and CEO of ProShare Capital Management, the sponsor of the funds. “Now, for the first time, investors can access volatility with all the advantages of an ETF.”

Each of the VIX futures indexes measures the movements of a daily rolling position in VIX futures contracts. VIXY is linked to the performance of the S&P 500 VIX Short-Term Futures Index, which measures the return from a rolling long position in the first and second month VIX futures contracts. VIXM is linked to the performance of the S&P 500 VIX Mid-Term Futures Index, which measures the return from a rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts.

About ProShares

ProShares is a premier provider of alternative ETFs. The firm offers 114 ETFs with nearly $25 billion1 in assets. The ProShares lineup includes the world’s largest family of geared (leveraged and inverse) ETFs.2 ProShares is part of ProFunds Group, which was founded in 1997 and manages nearly $32 billion1 in mutual fund and ETF assets.

Each leveraged or inverse ETF seeks a return that is either 300%, 200%, -100%, -200% or -300% of the return of an index or other benchmark (target) for a single day. Due to the compounding of daily returns, ProShares’ returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor their ProShares holdings consistent with their strategies, as frequently as daily. For more on correlation, leverage and other risks, please read the prospectus.

1.	Number of funds and assets as of 01/04/2011.

2.	Source: Lipper, based on a worldwide analysis of all of the known providers of funds in these categories. The analysis covered the number of funds and assets (as of 6/30/2010).

About VIX and VIX Futures

The CBOE Volatility Index® (VIX) is a widely followed measure of the expected volatility of the S&P 500. Since the VIX is not directly investable, S&P 500 volatility exposure is often achieved through VIX futures. Each of the VIX Futures Indexes measures the movements of a combination of VIX futures and is designed to track changes in the expectation for VIX for a specific time window in the future. Because an investment in VIX futures is not an investment in the VIX, it can be expected to perform differently.

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These ETFs are not regulated under the Investment Company Act of 1940 and are not afforded its protections. Investing in ETFs involves a substantial risk of loss. There is no guarantee any ProShares ETF will achieve its investment objective. Unlike conventional stock-based indexes, it is not expected that the indexes will generally rise over time, therefore investors should not expect the funds to appreciate in value over extended periods of time. These ETFs invest in futures. VIX futures are among the most volatile futures contracts. A fund’s exposure to its index may subject that fund to greater volatility than investments in traditional securities, which may adversely affect an investor’s investment in that fund. These ETFs are not suitable for all investors.

ProShares Trust II (issuer) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 866.776.5125, or visit www.proshares.com.

Standard & Poor’s®, S&P®, S&P 500®, Standard & Poor’s 500™, S&P 500 VIX Short-Term Futures™, S&P 500 VIX Medium-Term Futures™, are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by ProShares. “VIX” is a trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. ProShares are not sponsored, endorsed, sold or promoted by S&P or its affiliates or CBOE, and S&P and its affiliates and CBOE make no representation, warranty or condition regarding the advisability of buying, selling or holding shares in ProShares.

“ProFunds Group” includes ProFunds mutual funds and ProShares ETFs. ProShares are distributed by SEI Investments Distribution Co. which is not affiliated with the advisor or sponsor.